Exhibit (a)(1)(xvii)

Program Information Regarding Eligible Options Granted in the Netherlands

Earlier today, eBay Inc. launched a one-time, voluntary Stock Option Exchange Program (Program), which generally provides eligible employees the opportunity to voluntarily exchange certain eligible “underwater” stock option grants for restricted stock units (RSUs).

You are receiving this email because you are eligible to receive new RSUs if you participate in the Program and you:

•	are employed by eBay Inc. or one of its majority-owned subsidiaries (eBay) in the Netherlands and hold eligible options; or

•	were granted eligible options while you were previously employed by eBay in the Netherlands.

Tax Ruling from the Dutch Tax Authority

Due to the potentially adverse tax consequences of the Program, eBay has obtained a favorable tax ruling from the Dutch Tax Authority (the Tax Ruling).

•	For employees currently in the Netherlands and holding eligible options:

The Tax Ruling provides that if you choose to participate in the Program, you will not be subject to tax upon the surrender of your vested eligible options and your new RSUs will only be subject to tax in the Netherlands when your new RSUs vest, provided that you sign a consent agreement acknowledging and agreeing to the terms and conditions of the Tax Ruling.

•	For employees outside the Netherlands holding eligible options granted when they lived and worked in the Netherlands:

The Tax Ruling provides that if you choose to participate in the Program, you will not be subject to tax upon the surrender of your vested eligible options and your new RSUs will only be subject to tax in the Netherlands on a pro-rated basis, provided that you sign a consent agreement acknowledging and agreeing to the terms and conditions of the Tax Ruling. The pro-ration will be based on the percentage of time you spent working in the Netherlands as compared to the time you worked outside of the Netherlands between the date of grant of the exchanged eligible options and the vesting date of the new RSUs.

The information above is only a summary. A complete copy of the Tax Ruling and consent agreement is available at the Stock Option Exchange Election site.

What You Must Do to Participate in the Program

You will not be eligible to participate in the Stock Option Exchange Program unless you agree to the terms of the Tax Ruling and submit a signed copy of the consent agreement to Nathalie van Delden before 9 p.m. Pacific Daylight Time on September 11, 2009 (unless the Program is extended). If you have submitted your election form but you have not submitted a completed consent agreement for the Netherlands, your election will be deemed invalid and you will not be eligible to participate in the Program.

Additional Information

For additional information, please review Schedule S (Netherlands) of the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, Options or Cash Payments, which is available on the Stock Option Exchange Election site. In addition, you are strongly encouraged to consult with your personal legal counsel, accountant, financial, and/or tax advisor(s) regarding your decision to exchange your eligible options for new RSUs.

Robin Colman

VP, Compensation, Benefits and HR Operations